# CONSOLIDATED FINANCIAL STATEMENTS

# Place Technology, Inc.

## FOR THE YEARS ENDED
## DECEMBER 31, 2020 AND 2019

**PLACE TECHNOLOGY**

**CONTENTS**

CPAs & ADVISORS

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Place Technology, Inc.
Austin, Texas

We have reviewed the accompanying consolidated financial statements of Place Technology, Inc. and Place Engineering India Private Limited, (collectively, the Company) a C-Corporation, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in consolidated stockholder's equity (deficit) and consolidated cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

4550 Montgomery Avenue • Suite 800 North • Bethesda, Maryland 20814
(301) 951-9090 • www.grfcpa.com

**Emphasis of Matter Regarding Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses and accumulated deficits as a result of insufficient revenues. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Gelman Rosenberg & Freedman

June 2, 2021

**PLACE TECHNOLOGY, INC.**

**CONSOLIDATED BALANCE SHEET**
**AS OF DECEMBER 31, 2020**

| | 2020 | 2019 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 265,815 | $ 1,340,689 |
| Accounts receivable | 53,166 | 33,025 |
| Prepaid expense | 74,424 | - |
| Total current assets | 393,405 | 1,373,714 |
| **PROPERTY AND EQUIPMENT** | | |
| Furniture and fixtures | 3,325 | 2,189 |
| Computer equipment | 38,386 | 25,224 |
| Office equipment | 2,714 | 3,652 |
| Less: Accumulated depreciation | (24,047) | (9,607) |
| Net property, equipment and leasehold improvements | 20,378 | 21,458 |
| **OTHER ASSETS** | | |
| Security deposits | 17,819 | 3,502 |
| **TOTAL ASSETS** | **$ 431,602** | **$ 1,398,674** |

**LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)**

| | 2020 | 2019 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued expenses | $ 285,678 | $ 147,324 |
| Contract liabilities-Advance payments | 145,398 | - |
| Accrued salaries and wages | 36,893 | 16,775 |
| Total current liabilities | 467,969 | 164,099 |
| **LONG TERM LIABILITIES** | | |
| Notes payable - Paycheck Protection Program | 176,600 | - |
| Notes payable - Economic Injury Disaster Loan | 68,265 | - |
| Total long term liabilities | 244,865 | - |
| Total liabilities | 712,834 | 164,099 |
| **STOCKHOLDERS' EQUITY (DEFICIT)** | | |
| Common stock, $0.001 par value, 39,328,852 shares authorized, 22,560,000 shares issued and outstanding as of December 31, 2020 | 22,560 | 22,560 |
| Preferred stock, $0.001 par value, 13,232,102 shares authorized, 13,232,102 shares issued and outstanding as of December 31, 2020 | 13,232 | 8,894 |
| Additional paid-in capital | 3,630,010 | 2,634,348 |
| Accumulated deficit | (3,961,916) | (1,431,060) |
| Accumulated other comprehensive income (loss) | 14,882 | (167) |
| Total stockholders' equity (deficit) | (281,232) | 1,234,575 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | **$ 431,602** | **$ 1,398,674** |

See accompanying notes to consolidated financial statements.

**PLACE TECHNOLOGY, INC.**

**CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS**
**FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019**

| | 2020 | 2019 |
|---|---|---|
| **REVENUE** | | |
| Contract revenue | $ 261,312 | $ 237,837 |
| **DIRECT COST** | | |
| Cost of goods sold | 117,050 | 23,900 |
| Gross profit | 144,262 | 213,937 |
| **OPERATING EXPENSES** | | |
| Salaries and wages | 1,504,697 | 801,122 |
| Advertising | 266,388 | 168,227 |
| Dues and subscriptions | 162,072 | 66,330 |
| Rent | 131,673 | 26,851 |
| Office expenses | 120,359 | 105,517 |
| Payroll tax expense | 93,433 | 47,681 |
| Insurance | 88,629 | 38,431 |
| Legal expenses | 85,618 | 118,542 |
| Professional fees | 57,500 | 125,178 |
| Recruiting | 42,620 | 8,579 |
| Travel | 38,452 | 106,529 |
| Professional development | 20,696 | 5,173 |
| Commission | 20,007 | - |
| Telecommunications | 16,661 | 9,746 |
| Depreciation and amortization | 14,439 | 9,607 |
| Bank service charges | 4,885 | 1,646 |
| Entertainment | 3,079 | - |
| Postage and delivery | 1,532 | 1,169 |
| Gifts | 577 | 104 |
| Total operating expenses | 2,673,317 | 1,640,432 |
| Loss from operations | (2,529,055) | (1,426,495) |
| **OTHER INCOME (EXPENSE)** | | |
| Interest expense | (663) | (1,328) |
| Income tax expense | (8,901) | - |
| Realized currency gains | 7,764 | (4,020) |
| Total other expense | (1,800) | (5,348) |
| Net loss | (2,530,855) | (1,431,843) |
| Accumulated comprehensive income (loss) | 15,049 | (167) |
| **TOTAL COMPREHENSIVE LOSS** | $ (2,515,806) | $ (1,432,010) |

See accompanying notes to consolidated financial statements.

## PLACE TECHNOLOGY, INC.

## CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
## FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

| | Common Stock | | Preferred Stock | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **Shares** | **Amount** | **Shares** | **Amount** | **Additional Paid in Capital** | **Retained Earnings (Accumulated Deficit)** | **Accumulated Other Comprehensive Income (Loss)** | **Total** |
| **Ending Balance, December 31, 2018** | - | $ - | - | $ - | $ - | $ 783 | $ - | $ 783 |
| Common stock issused | 22,560,000 | 22,560 | - | - | 2,634,348 | - | - | 2,656,908 |
| Preferred stock issused | - | - | 8,893,708 | 8,894 | - | - | - | 8,894 |
| Unrealized loss on foreign currency translation | - | - | - | - | - | - | (167) | (167) |
| Net loss | - | - | - | - | - | (1,431,843) | - | (1,431,843) |
| **Ending Balance, December 31, 2019** | 22,560,000 | 22,560 | 8,893,708 | 8,894 | 2,634,348 | (1,431,060) | (167) | 1,234,575 |
| Preferred stock issused | - | - | 4,338,394 | 4,338 | 995,662 | - | - | 1,000,000 |
| Unrealized gain on foreign currency translation | - | - | - | - | - | - | 15,049 | 15,049 |
| Net loss | - | - | - | - | - | (2,530,856) | - | (2,530,856) |
| **ENDING BALANCE, DECEMBER 31, 2020** | **22,560,000** | **$ 22,560** | **13,232,102** | **$ 13,232** | **$ 3,630,010** | **$ (3,961,916)** | **$ 14,882** | **$ (281,232)** |

See accompanying notes to consolidated financial statements.

PLACE TECHNOLOGY, INC.

CONSOLDIATED STATEMENT OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

| | 2020 | 2019 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (2,530,855) | $ (1,431,843) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Depreciation | 14,440 | 9,607 |
| (Increase) decrease in: | | |
| Accounts receivable | (20,141) | 51,118 |
| Prepaid expenses | (74,424) | - |
| Deposits | (14,317) | (1,251) |
| Increase in: | | |
| Account payable and accrued expenses | 138,354 | 122,229 |
| Contract liabilities-Advance payments | 145,398 | - |
| Accrued salaries and wages | 20,118 | 16,774 |
| Net cash used by operating activities | (2,321,427) | (1,233,366) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of property, equipment and leasehold improvements | (13,361) | (26,991) |
| Net cash used by investing activities | (13,361) | (26,991) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from issusance of common stock | - | 2,582,059 |
| Proceeds from issusance of preferred stock | 1,000,000 | - |
| Proceeds from Economic Injury Disaster Loan | 68,265 | - |
| Proceeds from Paycheck Protection Program | 176,600 | - |
| Net cash provided by financing activities | 1,244,865 | 2,582,059 |
| Net (decrease) increase in cash and cash equivalents | (1,089,922) | 1,321,702 |
| Effects of foreign currency transactions on cash | 15,049 | (167) |
| Cash and cash equivalents at beginning of year | 1,340,689 | 19,154 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | **$ 265,815** | **$ 1,340,689** |
| **SUPPLEMENTAL INFORMATION:** | | |
| **Taxes Paid** | **$ 8,901** | **$ -** |

See accompanying notes to consolidated financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL INFORMATION

Organization -

Place Technology, Inc. was incorporated by conversion of a Delaware limited liability company under the name of "Place Technology LLC" to a Delaware corporation, changing its name from "Place Technology LLC" to "Place Technology, Inc." in the State of Delaware on October 1, 2019.

The Place Technology, Inc. is the maker of PlaceCPM, a finance platform that connects the elements of a tech or service company's live current and future financial data and provides tools for faster, more efficient and collaborative financial forecasting, reporting and workforce planning. PlaceCPM is a only solution that brings finance into operations and enables the business to see real-time financial data where and when they need it.

Place Technology, Inc. originally created in 2018 as a Limited liability company and converted into corporation in 2019 and is now headquartered in Austin, Texas.

Place Engineering India Private Limited was incorporated on April 1, 2019 in India and provides software development services.

Basis of presentation -

The accompanying consolidated financial statements are presented on the accrual basis of accounting, which presents financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements reflect the consolidated accounts of Place Technology, Inc. and its related entity, Place Engineering India Private Limited. They are collectively referred to as "the Company". All material intercompany accounts and transactions have been eliminated in consolidation.

New accounting pronouncements adopted -

During 2020, the Company adopted Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers* (Topic 606), as amended. The ASU provides a framework for recognizing revenue and is intended to improve comparability of revenue recognition practices across for-profit and non-profit entities. Analysis of the various provisions of this standard resulted in no significant changes in the way the Company recognized revenue; however, the presentation and disclosures of revenue have been enhanced. The Company has elected to opt out of all disclosures not required for nonpublic entities and also elected a modified retrospective approach for implementation.

Principles of consolidation -

The accounts of Place Technology, Inc. have been consolidated with Place Engineering India Private Limited (collectively, the Company) in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) which require that financially interrelated companies to be consolidated. All intercompany transactions and balances have been eliminated.

Cash and cash equivalents -

As of December 31, 2020 and 2019, cash and cash equivalents consisted of cash held in checking accounts.

**1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL INFORMATION (Continued)**

Cash and cash equivalents -

At times during the year, the Company maintains cash balances at financial institutions in excess of the Federal Deposit Insurance Corporation (FDIC) limits. Management believes the risk in these situations to be minimal. At December 31, 2020 and 2019, the Company had $40,794 and $1,753, respectively, of cash and cash equivalents held in India.

Property and equipment -

Property and equipment are stated at cost. Property and equipment are depreciated over the estimated useful lives of the related assets, generally three to five years, principally by use of straight-line methods of depreciation

Accounts receivable -

Accounts receivable are reported at their net realizable value, which approximates fair value. Management considers all amounts to be fully collectible. Accordingly, an allowance for doubtful accounts has not been established.

Income taxes -

The Company is subject to tax filing requirements as a corporation. The Company sustained net operating losses for the 2019 and 2020 years. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance for the full amount of any tax assets arising from the net operating losses. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the states of Delaware Texas and Illinois. Additionally, the Company has tax obligations that are derived from its international operations. These taxes are paid throughout the year and are due to the respective foreign country tax authorities. Income tax expense from foreign operations totaled $8,901 for the year ended December 31, 2020.

Uncertain tax positions -

For the years ended December 31, 2020 and, 2019, the Company has documented its consideration of FASB ASC 740-10, *Income Taxes*, that provides guidance for reporting uncertainty in income taxes and has determined that no material uncertain tax positions qualify for either recognition or disclosure in the consolidated financial statements.

Revenue recognition -

Consulting -

The Company provides consulting services for its financial tool and solutions through time and materials contracts. Revenues on consulting agreements are recognized as services are performed and allowable costs are incurred. Revenue for labor is calculated as the number of labor hours multiplied by the negotiated rate. Performance obligations in these types of contracts are generally transferred to the customer over time while the work is performed. These contracts generally provide a set of consulting tasks or services and are accounted for as a single performance obligation.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL INFORMATION (Continued)

Revenue recognition (continued) -

Consulting (continued) -

Revenues from sales to customers reflects consideration to which the Company expects to be entitled to in exchange for consulting services.

The Company recognizes revenue over time using the right-to-invoice practical expedient as the Corporation is contractually able to invoice the customer based on the amount that corresponds directly with value to the customer for the Company's services to-date. The Company believes this method represents the most suitable measurement towards satisfaction of its performance obligations. Generally, sales are collected within thirty to forty- five days after the performance obligation has been satisfied. Revenues for time and materials totaled $136,764 for the year ended December 31, 2020 and $236,409 for the period ended December 31, 2019.

Software services -

The Company sells PlaceCPM software to its customers. The software provides a finance platform that connects the elements of technology or service to a customer’s current and future financial data as well as provides tools for faster, more efficient and collaborative financial forecasting, reporting and workforce planning.

The Company’s software services are executed through licensing agreements that are accounted for as a single performance obligation. Revenues from software revenue reflects consideration to which the Company expects to be entitled to in exchange for software services. Revenues from software agreements are recognized when access to the company’s software is transferred to the customer. This involves the customer receiving a right to access the software from the Company’s servers. The revenues from the distribution of software are recognized during the period of contract. Sales are collected when the software is made available to the customer. Software revenue for the year ended December 31, 2020 was $124,548 and for the year ended December 31, 2019 was $1,428. Unserved service orders are recorded as deferred revenues.

Contract balances -

Contract assets and liabilities are affected by the timing of revenue recognition, customer billings and cash collections, and result in a net contract asset or liability for the Company’s contracts at the end of each reporting period. As of December 31, 2020 and 2019, there were no contract assets other than accounts receivable of $53,166 and $33,025, respectively.

Contract liabilities include payments received in advance prior to the company’s satisfaction of its obligations on the contract. Contract liabilities are utilized to pay for contract costs within a one-year period or are used to ensure the customer meets contractual requirements. Contract liabilities consist of payments received in advance of $145,398 at December 31, 2020 and none at December 31, 2019.

Use of estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL INFORMATION (Continued)

Advertising -

The Company expenses advertising costs as incurred. Advertising expense was $266,388 and $168,227 for the years ended December 31, 2020 and 2019, respectively.

## 2. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement in 2020 for office space in Austin, Texas with a term of 35 months and 16 days. The leases provides fixed annual increases of $1 per square foot per year.

The Company entered into a lease agreement in 2021 for office space in Jaipur, Rajasthan with a term of 3 years. The leases provides fixed annual increases of 5% per year.

Future minimum lease payments are as follows:

| Years Ending December 31, | |
|---|---|
| 2021 | $ 151,939 |
| 2022 | 157,400 |
| 2023 | 16,291 |
| | **$ 325,630** |

The lease expense for the years ended December 31, 2020 and 2019 totaled $131,673 and $26,851, respectively.

## 3. NOTE PAYABLE

On April 14, 2020 the Company received two loans totaling $68,265 under the Economic Injury Disaster Loan Program (“EIDL”). These loans will be forgiven to the extent permitted under the terms of the CARES Act.

On April 18, 2020 the Company received loan proceeds in the amount of $176,600 under the Paycheck Protection Program. The promissory note calls for monthly principal and interest payments amortized over the term of the promissory note with a deferral of payments for the first ten months. Under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), the promissory note may be forgiven by the Small Business Administration in whole or in part. The Company used the loan proceeds for purposes it believed were consistent with the Paycheck Protection Program, and the Company believes that its use of the proceeds met the conditions for forgiveness of the loan. The Company applied for forgiveness in 2021 and forgiveness has been granted, accordingly the Company will record revenue from debt extinguishment in 2021.

## 4. EQUITY-COMMON STOCK AND PREFERRED STOCK

**Common Stock**
Under the articles of incorporation, the total number of common shares of stock that the corporation shall have authority to issue is thirty-nine million three hundred twenty-eight thousand eight hundred fifty-two (39,328,852), $0.001 par value per share. As of December 31, 2020, twenty-two million five hundred sixty thousand (22,560,000) shares have been issued and are outstanding.

**Preferred Stock**
Also, under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is thirteen million two hundred thirty-two thousand one hundred two (13,232,102) shares of Preferred Stock, $0.001 par value per share. The first Series of Preferred Stock shall be designated "Series Seed-1 Preferred Stock' and shall consist of thirteen million two hundred thirty-two thousand one hundred two (13,232,102) shares. As of December 31, 2020, all preferred shares have been authorized, are issued and are outstanding.

## 5. CROWDFUNDED OFFERING

The Company expects to offer up to $1,000,000 of its Series Seed-2 Preferred Stock at a purchase price of $0.3178 per share (the Crowdfunded Offering). The Company is attempting to raise a minimum amount of $50,000 in the Crowdfunded Offering and up to $1,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as the same may be amended from time to time, in order to receive any funds and issue any shares in the Crowdfunded Offering. The Crowdfunded Offering is being made through Wefunder.

## 6. GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred losses since inception. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. The Company has developed plans to increase revenues to help reduce the accumulated deficits in future years. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## 7. SUBEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through June 2, 2021, the date the financial statements were available to be issued.